APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway
Suite 1100
Denver, Colorado 80237
February 8, 2007
BY EMAIL AND EDGAR
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20002
Attn: Mr. Michael Pressman

RE:	VMS National Properties Joint Venture
Amendment No. 4 to Registration Statement on
Form S-4 (File No. 333-136801)
Filed January 31, 2007
Acceleration Request
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, Apartment Investment and Management Company and AIMCO Properties, L.P. (the “Issuers”) hereby request the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 11:00 a.m., Washington, D.C. time, on February 13, 2007 or as soon thereafter as practicable. The Issuers also request the Commission to specifically confirm such effective date and time to the Issuers in writing.
     The Issuers acknowledge that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Issuers may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. No underwriters or other broker-dealers are participating in the distribution of the securities being registered, and the Issuers have distributed no copies of any preliminary disclosure statement-prospectus.

February 8, 2007

Sincerely, APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Harry G. Alcock
Name:	Harry G. Alcock
Title:	Executive Vice President and Chief Investment Officer

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC., its General Partner

By:	/s/ Harry G. Alcock
Name:	Harry G. Alcock
Title:	Executive Vice President and Chief Investment Officer